44 Montgomery Street, Ste. 2400
San Francisco, CA 94104
Telephone:  415-318-8810
Fax:  415-676-5816
www.lockelord.com

Daniel B. Eng
Direct Telephone:  415-318-8803
Direct Fax:  1-916-720-0317
deng@lockelord.com

July 22, 2011

Via Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sooner Holdings, Inc.
Form 8-K/A;
Filed June 13, 2011
Form 10-K/A for Fiscal Year Ended September 30, 2010
Filed June 13, 2011
From 10-Q for Three Months Ended March 31, 2011
Filed May 16, 2011
File No.: 000-18344

Dear Mr. Reynolds:

On behalf of our client Sooner Holdings, Inc., a Oklahoma corporation (the “Company”), we hereby respond to the Staff’s comment letter of July 5, 2011, issued in connection with the Company’s Form 8-K filed with the Commission on February 14, 2011, as amended on May 4, and June 13, 2011; Form 10-K/A for the Fiscal Year Ended September 30, 2010; and Form 10-Q for the Three Months Ended March 31, 2011.

The Company is filing amendment number 3 to the Form 8-K in response to Staff’s comments and to update additional information.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by the Company’s response.

Form 8-K/A, filed June 13, 2011

Description of Business, page 6

1.  We note your revised disclosure regarding comment two of our letter dated May 24,
2011.  Please supplementally explain the difference in consideration for the call options disclosed in your various amendments.  For instance, the consideration disclosed in your first amendment for the San Ming call option agreement was $83,490 but that consideration was revised to $5,694,515 in your second amendment.

July 21, 2011

As disclosed in amendment number 3 to Form 8-K, Hong Kong Weituo Technical Limited (“HKWT”), a Hong Kong corporation and wholly-owned subsidiary of the Company entered into two call option agreements to acquire from Mr. Ang all of his shares of (i) Fujian Feiying Plastic Co., Ltd. (“FFP”) which is attempting to acquire certain land use rights to property located at Yongan City, Fujian province to develop a PU leather production plant and (ii) Feiying Industrial Co., Ltd. (“San Ming”) which has land use rights to property located at DaTian to develop a PU leather production plant.

Fujian Feiying Plastic Co., Ltd.

Pursuant to a call option agreement among HKWT, Mr. Ang Kan Han (Hong Jiang Han), the Company’s President, and FFP dated January 17, 2011, HKWT has the right to acquire from Mr. Ang all of his shares of FFP at a purchase price equal to 90% of the net tangible asset value of FFP as of the date of exercise of the call option.  In consideration for call option, HKWT paid Mr. Ang US $151,800 (RMB 1,000,000) in July 2011.  In the event that HKWT exercises the call option to acquire the FFP shares from Mr. Ang, the US $151,800 (RMB 1,000,000) paid for such call option will be credited toward the FFP purchase price.  The FFP call option expires on January 17, 2012.  A copy of the FFP call option was filed with the original Form 8-K as Exhibit 10.17.

Feiying Industrial Co., Ltd. (“San Ming”)

Pursuant to a call option agreement among HKWT, Mr. Ang, and San Ming dated January 17, 2011, HKWT has the right to acquire from Mr. Ang all of his shares of San Ming at a purchase price equal to 90% of the net tangible asset value of San Ming as of the date of exercise of the call option.  In consideration for entering into the call option agreement, Shishi Feiying Plastic Co., Ltd. (“SFP”), a wholly owned subsidiary of HKWT, cancelled a receivable in the amount of US$5,694,515 (RMB 37,532,546.44) originally due from Shishi Changsheng Shoe Industry Co., Ltd. (“Shishi Changsheng”) that was subsequently assigned to Mr. Ang.  Shishi Changsheng incurred the loan due to SFP as a result of SFP advancing funds to Shishi Changsheng.  Shishi Changsheng subsequently advanced these funds to San Ming for the development of the production plant at DaTian.  Shishi Changsheng is owned by Mr. Ang.

As additional consideration for call option, SFP cancelled a loan in the amount of US $83,490 (RMB 550,000) that was initially due from San Ming, but subsequently assigned to Mr. Ang.  San Ming incurred the loan due to SFP as a result of SFP advancing funds to the development and construction of the production plant at DaTian.

Thus the total amount of the consideration paid for the San Ming call option was US $5,778,005 which represents the cancellation by SFP of the amounts due of US $5,694,515 from originally Shishi Changsheng and assigned to Mr. Ang and US $83,490 from a loan originally due from San Ming and assigned to Mr. Ang for a total consideration of US $5,778,005 (RMB 38,082,546.44).  The cancellation of the amounts due from Mr. Ang has occurred regardless of whether or not HKWT exercises the call option and is the price for entering into the call option. If the San Ming call option is exercised, the consideration paid for the call option will be credited toward the purchase price.  The San Ming call option expires on January 17, 2014.  A copy of the San Ming call option was filed with the original Form 8-K as Exhibit 10.18.

July 21, 2011

The Company has revised the disclosure throughout the amendment number 3 to Form 8-K to reflect the above transactions for consistency.

Footwear, page 16

2.  We note your response and revised disclosure regarding comment four of our letter dated May 24, 2011 and we partially reissue the comment.  Please disclose all material terms to the standard purchase order agreement with Ransford and your recent agreement with Yuanfeng.  In this regard, we note the disclosure on amendment pages 16 and 35.

The Company has revised the disclosure to set forth the material terms of the purchase order with Ransford and agreement Yuanfeng.  See pages 16 and 37.

Property, page 18

3.  We note your revised disclosure in response to comment five of our letter dated May 24, 2011.  Please revise to discuss the capacity, adequacy and suitability of your properties in greater detail. In this regard, we note that you currently utilize 100% of your facilities but further note that you intend to increase capacity. You do not disclose the capacity of the proposed facilities and compare it to your current capacity.

The Company has revised the disclosure to state that the first phase of San Ming facility has the same capacity as the current SFP facility, including three proposed wet production lines and two proposed dry production lines.  The Company currently has installed two wet production lines and utilizes approximately 66% of the first phase capacity.   See page 19

Risk Factors, page 20

4.  We note your response to comment nine of our letter dated May 24, 2011. It is unclear how you have fully addressed comments seven and 27 of our letter dated March 21, 2011.  Please revise your disclosure.

With regards to comment seven of the staff’s letter of March 21, 2011, based on discussion with PRC counsel, the Company believes that the transfer of land use right from one wholly owned foreign enterprise to another wholly owned foreign enterprise does not require approval by the government.  See pages 8 and 33.

In addition, the Company has included the discussion regarding offshore special purpose companies and certain taxation issues in the PRC Government Regulations section beginning on page 16.  The Company believes that the other regulatory matters discussed in the Risk Factors - RISKS RELATED TO DOING BUSINESS IN CHINA section have been discussed in the PRC Government Regulations section.

July 21, 2011

Liquidity and Capital Resources, page 37

5.  We note your response to comment 12 of our letter dated May 24, 2011 but are unable to locate revised disclosure.  Please revise your disclosure in accordance with your response.

The Company has added the disclosure in Liquidity and Capital section on page 37.

6.  In the second paragraph, the revised disclosure indicates that you will “curtail” future loans between related parties.  Please explain this disclosure.  If you will continue to enter these arrangements in the future, please disclose and describe the circumstances when loans will be made, any restrictions on the amount of such loans, and the principal terms of such loans.

The Company has replaced the word “curtail” with “stop”.  See page 37.

7.  We repeat comment 14 in part.  Please describe the transactions in which SFP funded the difference between $11 million and $5.7 million.

SFP has funded approximately $11.4 million to San Ming for the construction of the facility located at DaTian, of which $5.7 million was advanced to Changsheng, which in turn, forwarded the funds to San Ming and the other $5.7 million was advanced directly to San Ming.

8.  In the fifth paragraph, please quantify the amount owed by FFP to the registrant, if the call option is not exercised by the registrant. In this regard, we note the cancellation of $83,490 upon execution of the call option on page eight, the amount of $152,000 paid for the agreement on page 47, the significant receivables owned by FFP to the registrant in 2008 and 2009 and the payment of $1.5 million for land use rights. Please also provide this disclosure under “Certain Transactions.”

The Company has revised the disclosure to eliminate any inconsistent terms and amounts.  The disclosure is now consistent with the terms of the call option agreements discussed in comment 1 above.

9.  Please direct our attention to the specific provisions of the filed exhibits which support the disclosure that amounts owed to the registrant by FFP and San Ming, which were cancelled, will be applied to the purchase prices upon exercise of the call options.  Please translate any amounts in RMB to U.S. dollars and reconcile with the disclosed amounts in the Form 8-K. Further, please direct our attention to the specific provisions of the filed exhibits which support the disclosure that amounts owed by FFP and San Ming will be payable to the registrant if the call options are not exercised.

As disclosed in response 1 above, HKWT paid US $151,800 (RMB 1,000,000) to Mr. Ang for the FFP call option in July 2011, and certain obligations due to SFP from Shishi Changshen and San Ming were transferred to Mr. Ang and cancelled in connection with the San Ming call option.

July 21, 2011

Section 2 of both the FFP and San Ming call options state that the Option Consideration will be applied towards the Purchase Price upon exercise.

At this time, it is not clear whether or not HKWT will elect to exercise the call option for FFP.  In anticipation of exercising the San Ming call option, SFP made further advances to San Ming for the building and construction of the facility.  In the unlikely event that HKWT does not exercise the call option to acquire the San Ming shares, HKWT or its subsidiary SFP will have the right to seek repayment of advances made to San Ming subsequent to entering into the call option agreement, but it is unlikely that San Ming will have the ability to repay such advances.  Advances made subsequent to entering into the call option agreement are not specifically addressed in such call option agreement since such advances were made after entering into the call option agreement, but have been recorded as of March 31, 2011, as a receivable in the amount of $5,710,229 in the case of San Ming.

Off-Balance Sheet Arrangements, page 39

10.  We note your response to comment 16 of our letter dated May 24, 2011 that the loan number on exhibit 10.12 is incorrect and that there is no CIB Shishi Branch, the entity listed as lender in exhibit 10.15. Please revise your exhibits accordingly.

The Company has revised descriptions to Exhibits 10.4, 5, 6, 9,12, 14 and 15.  We have clarified Exhibit 10.15 to the correct name of CIB Shishi Branch.

Directors, Executive Officers and Corporate Governance, page 39

11.  We note your revised disclosure in response to comment 17 of our letter dated May 24, 2011.  Please revise to clarify Mr. Ang’s role since August 2003.  For instance, we note that he established Shishi Feiying Plastic Co. in August 2003 but it is unclear in what role he has served since that time until he became the company’s President and Chairman in February 2011.

Mr. Ang established Shishi Feiying Plastic Co. in August 2003 and since then has served as general manager at Shishi Feiying Plastic.

Security Ownership of Certain Beneficial Owners and Management, page 42

12. The second table relating to common stock ownership reports post reverse split share amounts and percentages except for the last two entries in the table. Please revise or explain.

Because the Company has not yet effected the reverse stock split, the last two entries on the table are not affected since they are current holders of common stock.  However, because the holders of the Series A Preferred Stock have the right to vote the Series A preferred stock on an as converted basis with the common stock, the Company has listed them in the beneficial ownership table pursuant to Rule 13d-3(a)(1).

July 21, 2011

13.  We note your response to comment 19 of our letter dated May 24, 2011.  Please revise your disclosure to incorporate your response.

The disclosure has been added.  See page 42.

Certain Relationships and Related Transactions, page 46

14.  We note your response regarding comment 20. Please reconcile your disclosure to reflect your response.  In this regard, we note your risk factor on page 25 states that High-Reputation Assets Management Limited, Joint Rise Investment Limited and W-Link Investment limited are controlled by Mr. Ang.  Revise here and where appropriate.

The Company has deleted reference that Mr. Ang controls  High-Reputation Assets Management Limited, Joint Rise Investment Limited and W-Link Investment Limited on page 25.

15.  We note your response to comment 21 of our letter dated May 24, 2011 and we partially reissue the comment. It is unclear how exhibit 10.4 is not an expired agreement.

The contract listed as Exhibit 10.4 has expired under its terms, but the expiration has no effect to the Company.  The Company has entered into a new contract which was filed as Exhibit 10.10.

16.  We note your response to comment 22 of our letter dated May 24, 2011 and we reissue the comment.  Your disclosure does not clearly address HK Weituo’s role with respect to the $5.7 million and $83,490. Please revise to clarify.

The Company has revised the disclosure to be consistent with comment number 1.

Exhibits
General

17.  We note your response to comment 26 of our letter dated May 24, 2011. Please reconcile your statement that there was no change to your Certificate of Incorporation with your disclosure on page 55 that your Certificate of Incorporation was amended.  We can locate no such amendment and are unclear when such “effective date of an amendment” was.  Revise accordingly or clarify your disclosure.  We may have further comment.

Article Five of the Company’s Certificate of Incorporation, as amended on October 24, 1995, which was previously filed with the Commission states

“Capital Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 110,000,000, consisting of 100,000,00 shares of common stock of $.001 par value per share and 10,000,000 undesignated shares of $.001 par value.  The Board may, from time to time, by an affirmative vote of a majority of the directors present at a duly called meeting, establish by resolution from the undesignated shares one or more classes or series of shares, designate each such class or series and fix the relative rights and preferences of each such class or series.  Such rights include voting, dividend, conversion, priority in liquidation, among other designations at the desire of the Board.  The Board shall have complete authority to issue shares of the common stock or any class or series of the undesignated shares for any purpose.  The shares of common stock and the undesignated shares are sometimes hereinafter collectively referred to as the “capital stock.””

July 21, 2011

On February 10, 2011, pursuant to Article Five of the Company’s Certificate of Incorporation, as amended, the Company’s Board of Directors established the Series A Preferred Stock by filing the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock with the Secretary of State of Oklahoma, a copy of which was filed as Exhibit 3.2 to the Company’s Form 8-K filed on February 14, 2011.  Thus, technically, the Company’s Certificate of Incorporation was amended to established the Series A Preferred Stock and its terms as evidenced by Exhibit 3.2.  However, because the Company’s Certificate of Incorporation as filed with the Commission as Exhibit 3.1 permitted the establishment and issuance of the Series A Preferred Stock by Board resolution, no changes where made to Exhibit 3.1 and the Company incorporated by reference to the previously filed Exhibit 3.1 which filed with its Form 10-K for the year ended December 31, 1995.

Form 10-Q for Quarter Ended March 31, 2011
Financial Statements
Notes to Financial Statements
4. Stockholders’ Equity
Earnings Per Share, page 12

18.  It appears that you have included the effect of the reverse stock split and the conversion of your Series A preferred stock in the weighted average shares outstanding component of your earnings per share calculation.  We note from your response to our prior comment 29 and based on our review of your balance sheet on page 1, it appears that these transactions have not yet occurred.  Please provide us with a detailed discussion to support your inclusion of these transactions in your earnings per share calculation prior to their occurrence and cite the specific authoritative literature you utilized to support your accounting treatment.

The Company has included the effect of the reverse stock split and the conversion of the Series A preferred stock in the weighted average shares outstanding component of the earnings per share calculation.  The Staff will note on question 19 of the May 24, 2011 comment letter that the Staff asked “Please disclose the timing of the reverse stock split and any material conditions to such stock split”. The Company stated that it intends to effect the reverse stock split as soon as practicable upon confirmation from the Staff that is has no further comments.  There are no other conditions that need to be met to effect the reverse stock split of the conversion of the preferred stock into common stock.  The Company has filed a Schedule 14C, and will file definitive materials as soon as the staff indicates that it has no further comments.

July 21, 2011

The Securities Exchange Agreement between Sooner Holdings, Inc and Chinese Weituo Technical Limited requires that a reverse stock split of the common shares of 1 for 18.29069125 is performed as soon as possible after the closing and that immediately following that the 19,200 shares of Series A Preferred Stock are converted to common stock at an exchange rate of 1 share of Series A preferred stock into 1,000 shares of common stock.

Paragraph 260-10-45-12A of the FASB Codification states that when contractual agreements in purchase agreements stipulates the issuance of additional common shares contingent upon certain conditions being met, the contingently issuable shares should be included in basic EPS when there is no circumstance under which those shares would not be issued.  In this case we believe there is no circumstance in which the preferred shares would not be converted into common shares.  Additionally, paragraph 260-10-55-12 states that if there is a reverse stock split, the effects of the reverse stock split should be retroactively applied.  The reverse stock split is unconditionally tied to the conversion of the preferred stock into common shares and both transactions are only waiting for determination that the Staff has no further comments.  Therefore, the Company believes that it is appropriate to show basic EPS giving effect to both transactions as disclosed in Paragraph 4 of the form 10-Q filed on May 16, 2011.

Closing Comment

We believe the foregoing addresses all of the Staff’s comments set forth in its Comment Letter dated July 5, 2011.  Please feel free to contact the undersign or John P. Yung at (916) 930-2524 if the staff any further questions.

Very truly yours, /s/ Daniel B. Eng Daniel B. Eng

July 21, 2011

ACKNOWLEDGEMENT

Sooner Holdings, Inc.  (the “Company”) hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.           The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: July 22 2011	Sooner Holdings, Inc. By: /s/ Huang Jin Bei Huang Jin Bei, Chief Financial Officer